UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

    Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                        PUTNAM HIGH YIELD MUNICIPAL TRUST
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    746781103
                                 (CUSIP Number)

                                James C. Roumell
                          Roumell Asset Management, LLC
                          2 Wisconsin Circle, Suite 660
                      Chevy Chase, MD 20815 (301) 656-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
CUSIP No. 746781103                                                                                                   Page 2
------------------------------------------------ ------------------------------------------------ -----------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
 1                   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                                                 Roumell Asset Management, LLC
                                                                                 52-2145132
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|

                                                                                (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS                                                           OO
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                                     Maryland
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
   NUMBER OF SHARES             7        SOLE VOTING POWER                                       0
BENEFICIALLY  OWNED BY
EACH REPORTING PERSON
       WITH
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                                8       SHARED VOTING POWER                                      1,281,699
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER                                   1,281,699
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER                                 0
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               1,281,699+
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                 Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                 5.98%
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                  TYPE OF REPORTING PERSON                                                    IA
-------------------- ----------------------------------------------------------------------------------------------------------
+ The 1,281,699 shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser.  Roumell Asset Management, LLC has no economic interest in these shares and thus disclaims beneficial ownership thereof.



                                                               SCHEDULE 13D

------------------------------------------------ ------------------------------------------------ -----------------------------
 CUSIP No. 746781103                                                                                                    Page 3
------------------------------------------------ ------------------------------------------------ -----------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
 1                    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                                                    James C. Roumell and Deborah Billet-Roumell
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                                 (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 3                    SEC USE ONLY SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 4                    SOURCE OF FUNDS                                                              PF
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) or 2(e)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 6                    CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
   NUMBER OF SHARES             7        SOLE VOTING POWER                                         0
BENEFICIALLY  OWNED BY
EACH REPORTING PERSON
      WITH
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                              8        SHARED VOTING POWER                                         4,700
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER                                      0
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER                                    4,700
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,400
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   Less than 1%
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 14                   TYPE OF REPORTING PERSON                                                     IN
-------------------- ----------------------------------------------------------------------------------------------------------



Item 1.  Security and Issuer

            This Schedule 13D relates to the common stock of Putnam High Yield Municipal Trust (the "Issuer"). The principal executive office of the Issuer is One Post Office Square, Boston, Massachusetts 02109.

Item 2.  Identity and Background

            This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell and Deborah Billet-Roumell, as joint tenants with right of survivorship.

            Information as to each Reporting Person is as follows:

            Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

            (d) Roumell Asset Management has not been convicted in a criminal proceeding during the last five years.

            (e) Roumell Asset Management, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (a) James C. Roumell and Deborah Billet-Roumell as joint tenants with right of survivorship.

            (b) Mr. and Mrs. Roumell's home address is 3516 Raymond Street,
                Chevy Chase, Maryland 20815.

            (c) Mr. Roumell's present principal occupation is acting as the
                President of Roumell Asset Management, a registered investment adviser, whose address is set forth above. Mrs. Roumell works at home.

            (d) Mr. and Mrs. Roumell have not been convicted in a criminal proceeding during the last five years.

            (e) Mr. and Mrs. Roumell, during the last five years, were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

            Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients' benefit and in the clients' names (or in street names), 1,281,699 shares of common stock of the Issuer. The aggregate purchase price was $8,985,345, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Mr. and Mrs. Roumell purchased 4,700 shares of common stock for a purchases price of $31,965, inclusive of brokerage commissions. The source of funding for these purchases was individual funds.

Item 4.  Purpose of Transaction

            The Reporting Persons acquired shares of the common stock of the Issuer for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons may in the future request that the Issuer's management and its Board of Directors take the necessary actions for shareholders to realize the discount on the Issuer's shares. The Reporting Persons may attempt to discuss such matter directly with the Issuer's Management and Board of Directors or may propose such matter directly to the Issuer's shareholders, in each case regarding factors contributing to the current undervaluation of the Issuer's stock and new strategies to create and maximize value for the Issuer's stockholders. The Reporting Persons may propose, among other matters, that the Issuer combine or merge with other funds affiliated with the Issuer and which do not trade at a discount or that trade at a lesser discount.

            The Reporting Persons intend to regularly review their equity interest in the Issuer. Depending upon their review, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then beneficially owned by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise.

            Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

            Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries;
(d) any change in the present Management or Board of Directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

            (a) As determined by Rule 13d-3 of the Securities Exchange Act of 1934, Roumell Asset Management may be said to have beneficial ownership of an aggregate of 1,281,699 shares of the Issuer's common stock, representing 5.98% of its outstanding shares (based upon the information contained in the Issuer's semi-annual report for the period ended September 30, 2006). Mr. and Mrs. Roumell have beneficial ownership of 4,700 shares of the Issuer's common stock, representing less than 1% of its outstanding shares (based upon the information contained in the Issuer's semi-annual report for the period ended September 30,
2006).

            (b)  Roumell Asset Management

                 (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE:
                                            0

                 (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:
                             1,281,699 shares of common stock

                 (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                             1,281,699 shares of common stock

                 (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                                            0

            The 1,281,699 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares and thus disclaims beneficial ownership thereof.

            (b)      James C. Roumell and Deborah Billet-Roumell
                     As Joint Tenants With Right of Survivorship

                     (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE:
                                            0

                     (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:
                                            4,700 shares of common stock

                     (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                                            0

                     (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                                            4,700 shares of common stock

            (c) During the 60-day period ending December 29, 2006, Roumell Asset Management conducted the following transactions in the Issuer's common stock. Each of the below listed transactions was a purchase and was conducted in the ordinary course of business on the open market for cash. Purchase prices exclude brokerage commissions paid.



                  ----------------------- ------------------- -------------------------------------
                  Date                    No. of Shares       Purchase Price
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  10/31/2006              12,000              $7.1000
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/01/2006              70,000              $7.1000
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/02/2006              20,000              $7.1000
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/03/2006              31,750              $7.1000
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/06/2006              10,000              $7.1000
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/09/2006              6,000               $7.1330
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/10/2006              6,950               $7.1494
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/13/2006              19,800              $7.1600
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/21/2006              12,800              $7.1471-$7.1542
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/22/2006              20,000              $7.1550
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  11/27/2006              5,000               $7.1600
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/11/2006              2,666               $7.2200
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/12/2006              4,000               $7.2300
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/13/2006              1,450               $7.2300
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/18/2006              23,950              $7.2200
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/19/2006              93,150              $7.2161-$7.2200
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/20/2006              87,700              $7.2011
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/21/2006              11,000              $7.1900
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/22/2006              15,000              $7.1900
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/28/2006               1,000              $7.2100
                  ----------------------- ------------------- -------------------------------------
                  ----------------------- ------------------- -------------------------------------
                  12/29/2006                 700              $7.2100
                  ----------------------- ------------------- -------------------------------------



     Mr. and Mrs. Roumell did not have any transactions in the Issuer's common stock during the 60-day period ending December 29, 2006.

            (d) Roumell Asset Management's advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,281,699 shares of the Issuer's common stock. Mr. and Mrs. Roumell have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 4,700 shares of the Issuer's common stock.


            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to dispose of securities such as the subject shares.

Item 7.  Material to be Filed as Exhibits


Exhibit 1    Form of Roumell Asset Management, LLC Investment Advisory
             Agreement.

Exhibit 2    Joint Filing Agreement by and among the Reporting Persons.

                                       SIGNATURES

            After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.



December 29, 2006                Roumell Asset Management, LLC
--------------------
        Date

                                 By: /s/ James C. Roumell
                                    ---------------------------------------
                                    Name:  James C. Roumell
                                    Title: President



                                 James C. Roumell and Deborah Billet-Roumell
                                 Joint Tenants With Right of Survivorship

                                 By: /s/ James C. Roumell
                                     -------------------------------------
                                     James C. Roumell

Exhibit 1

                               Roumell Asset Management, LLC
                               Investment Advisory Agreement


This Investment Advisory Agreement, the ("Agreement"), dated as of ______________, 20____, is by and between Roumell Asset Management, LLC ("Adviser"), also referred to as "RAM" or the "Firm," an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 ("Advisers Act") and _____________________________________________ ("Client").


1.       Services of Adviser
By execution of this Agreement, Client hereby establishes an Investment
Advisory Account ("Account") and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client's stated objectives and financial goals. In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (up to 100% invested into roughly 20 stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities). That said, RAM does not provide comprehensive financial planning services. Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts ("ADR"), Exchange Traded Funds ("ETF"), Unit Investment Trusts ("UIT"), and/or Real Estate Investment Trusts ("REIT"). The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings. Roumell Asset Management (or Raymond James Financial Services, Inc. acting on behalf of RAM (unless another custodian has been approved by RAM)) will provide the client with a quarterly performance statement.


2.       Standard of Care
In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client's account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client's rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA. Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser's management of the Account.


3.       Custody
As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. ("Raymond James"). Raymond James will act as the custodian of the client's assets and will execute the purchase and sale transactions in the client's account. RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides. Raymond James charges a flat $25 (unlimited shares) per stock trade (listed or OTC); $0 per bond trade (unlimited number of bonds); and $14.95 per mutual fund trade for non-platform listed mutual funds. Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms' research. In such instances, clients will typically pay five cents per share in addition to Raymond James' transaction cost. Such trades are unusual and not the norm. Finally, in limited cases, and always at RAM's discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.


4.       Confidential Relationship
All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5.       Service to Other Clients
It is understood that Adviser performs investment advisory services for other clients. Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client's Account, so long as it is Adviser's policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.


6.       Proxies and Class Action Lawsuits
RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations. First, RAM will vote on proposals regarding closed-end mutual funds that seek to open-end such funds or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds' net asset value (NAV). Additionally, RAM will vote company proposals in which it controls at least 5% of the company's outstanding shares and the proposal pertains to a company being purchased by another company. Other than these specific situations, RAM will not vote company proxies. RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof. The custodians who hold securities on behalf of RAM's clients will send proxy and class action information directly to the clients. In the event that RAM receives any such material on a client's behalf, RAM will promptly forward that material to the client.


7.       Fees
RAM's fees are payable quarterly in advance and are based on the following annualized fee schedule: First $200,000 1.75% Next $300,000 1.50% Assets over $500,000 1.00% Fees are computed based on the value of the account on the last day of the preceding quarter. The fee is prorated for a partial quarter. Multiple household accounts are aggregated for purposes of determining the appropriate fee. Adviser and Raymond James are hereby authorized to deduct from Client's Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee. All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc. Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.


8.       Limitation of Responsibility
Raymond James' responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client. Client authorizes Adviser to act as Client's agent to buy or sell investments for the Client's Account.


9.       Investment Objectives and Restrictions
Client acknowledges that Adviser will rely on information provided to Adviser by the Client in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client's investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client's responsibility to notify Adviser if such considerations are relevant to the Client's overall financial circumstances.


10.      Authority to Contract
If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the "Authorized Person") represents that he or she is fully authorized to execute this agreement with the Adviser.


11. Termination of Agreement
This Agreement may not be modified or amended except in writing and signed by both Adviser and Client. Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement on 30 days written notice to the other party. Upon termination, any prepaid fees will be pro-rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12. Assignment of Agreement
No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.


13.      Notices
Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser. All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.


14.      Acknowledgment of Adviser's ADV Part II
Client hereby acknowledges receipt of a copy of Part II of Adviser's Form ADV and Privacy Notice.


15.      Governing Law
The internal law of Maryland will govern this agreement. However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.


16.      Severability
The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account:

Balanced:    These accounts are composed of equity, fixed income and cash investments. This option is typically chosen when the account represents a significant percentage of a client's overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account.
             On average, balanced accounts hold between 25 and 30 stocks
             (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

Equity: These accounts can have up to 100% of assets invested in stocks, although they may also include certain types of fixed income investments. Equity accounts typically hold between 30 and 35 stocks. A more concentrated strategy is available where accounts typically hold about 20 stocks. Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

____  Balanced:
                  ___  Standard (65/35 Equity/Fixed Income & Cash)
                  ___  Other (                   )

____  Equity


____  Concentrated Equity


Investment Restrictions:  ___________________________________________________

Link this Account with Related Accounts:  __________   __________   _________


Investment Experience

(Circle: N-None, L-Limited, M-Moderate, E-Extensive)
Equities          N        L        M       E
Bonds             N        L        M       E
Options/Futures   N        L        M       E
Mutual Funds      N        L        M       E
Annuities         N        L        M       E
Margin Trading    N        L        M       E


Investment Objective and Associated Risk Tolerance                Time Horizon

Capital Preservation  __ Low                                     __  < 5 years
Income                __ Low     ___ Medium     ____ High        __ 5-10 years
Growth                __ Medium         __ High                  __ > 10 years
Speculation           __ High


Accepted:         Date: ______________________________


By: ________________________________   __________________________________
             Client Name                        Client Signature

By: ________________________________   __________________________________
             Client Name                        Client Signature

By: ________________________________   __________________________________
             Adviser                                Titles

Exhibit 2

                                      Joint Filing Agreement

            Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of December 29, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Putnam High Yield Municipal Trust, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.


                           ROUMELL ASSET MANAGEMENT, LLC

                           By: /s/ James C. Roumell
                           --------------------------------------------
                           James C. Roumell
                           President


                           JAMES C. ROUMELL AND DEBORAH BILLEY-ROUMELL
                           JOINT TENANTS WITH RIGHT OF SURVIVORSHIP

                           By: /s/ James C. Roumell
                           ---------------------------------------------
                           James C. Roumell